UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of November 2022

Commission File Number 001-41471

Graphex Group Limited

(Translation of registrant’s name into English)

11/F COFCO Tower 262 Gloucester Road Causeway Bay

Hong Kong

Tel: + 852 2559 9438

(Address of Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

☒ Form 20-F ☐ Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

Graphex Group Limited

Form 6-K

Other Information:

Graphex Group Limited (the “Company” or “we”) is an issuer with its ordinary shares listed on The Stock Exchange of Hong Kong Limited (“HKSE”). Under the Rules Governing the Listing of Securities on the HKSE (“Listing Rules”), on November 8, 2022, we published an announcement (the “Announcement”) regarding a supplement to the limited liability company agreement (the “JV Agreement”) of Graphex Michigan I, LLC (the “JV”), the joint venture between Graphex Technologies, LLC, a subsidiary of the Company, and Emerald Energy Solutions LLC (“EES”). The JV Agreement provides, among other matters, for call and put options for the purchase 50% of the interests in the JV currently held by EES for the issuance and delivery by the Company of 35 million ordinary shares of the Company. Upon the closing of either option, the ownership of the JV would change to 66-2/3% by Graphex Technologies, LLC and 33-1/3% by EES.

The supplement to the JV Agreement provides a termination date for the call and put options under the JV Agreement that is two years after the date that the Company has obtained shareholder approval for the issuance of 35 million ordinary shares of the Company.

The Announcement is furnished as exhibit 99.1 to this report. The supplement to the JV Agreement is furnished as exhibit 99.2 to this report. Each exhibit is incorporated herein by reference. The furnishing of the Announcement and the copy of the supplement to the JV Agreement in this Report should not be interpreted that the Company deems the supplement to the JV limited liability company agreement as material.

The information in this Form 6-K (including the exhibits) shall not be deemed “filed” for purposes of Section 18 of the Securities Exchange Act of 1934 (the “Exchange Act”) or otherwise subject to the liabilities of that section, nor shall it be deemed incorporated by reference in any filing under the Securities Act of 1933 or the Exchange Act.

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SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

GRAPHEX GROUP LIMTED

By:	/s/ Andross Chan
Andross Chan
Chief Executive Officer

Date: November 8, 2022

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EXHIBIT INDEX

Exhibit No.	Exhibit

99.1	Hong Kong Announcement Regarding the Supplement to the Limited Liability Company Agreement of Graphex Michigan I, LLC (English Translation).

99.2	First Amendment To Operating Agreement of Graphex Michigan I, LLC dated as of November 7, 2022.

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